Exhibit 99.2

CNOOC Limited

For Immediate Release

Remarkable Achievements with Cost Reduction

(Hong Kong, August 19, 2020) CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its 2020 interim results for the six months ended June 30, 2020.

Facing the unprecedented challenges in the first half of 2020, CNOOC Limited held fast to the bottom line of safe and healthy development, made timely adjustment to its business strategies, and took effective measures to minimize the impact imposed by low oil prices and the COVID-19 pandemic. The Company’s operation and production maintained stable with no project delayed in offshore China and zero infection on its offshore platforms and vessels. Remaining committed to increase its oil and gas reserves and production, as well as continuing to promote quality and efficiency enhancement and cost controls, the Company saw great achievements in its performance results.

In the first half of the year, a total of 5 discoveries were made, and 20 oil and gas bearing structures were successfully appraised. In Bohai, Kenli 6-1, an oilfield with proved in-place volume of crude oil over 100 million tons, was efficiently appraised, achieving another major breakthrough in exploration after Bozhong 19-6. In the Eastern South China Sea, a significant discovery of Huizhou 26-6 was made, which was the biggest oil and gas field discovered by independent exploration in the Pearl River Mouth Basin. In the Stabroek block of Guyana, the sixteenth discovery of Uaru was made, and the aggregate recoverable resources in the block exceeded 8.0 billion barrels of oil equivalent (“BOE”). These discoveries have further laid the foundation for sustainable development of the Company.

Oil and gas production of the Company amounted to 257.9 million BOE, representing an increase of 6.1% year-over-year. Among the ten new projects scheduled to commence production this year, Liza oilfield phase I, Penglai 19-3 oilfield block 4 adjustment/ Penglai 19-9 oilfield phase II, Qinhuangdao 33-1 South oilfield phase I and Luda 21-2/ Luda 16-3 oilfield regional development project have successfully commenced production in the first half of the year. Other projects are proceeding actively.

In response to volatile oil prices, CNOOC Limited has taken various measures to control cost and enhance efficiency. Our all-in cost and operating cost per BOE have been further reduced to US$25.72 and US$6.50 respectively, the record low in the recent decade. Oil and gas sales revenue reached RMB66.34 billion, as well as net profit amounted to RMB10.38 billion, despite the sharp decrease of Brent oil prices. The Company’s capital expenditure in the first half of the year was RMB35.6 billion. To reward the long-standing support from its shareholders, the Board of Directors has declared an interim dividend of HK$0.20 per share (tax inclusive) for the first half of 2020 by taking into account the Company’s strong balance sheet and cash flow.

Mr. Wang Dongjin, Chairman of CNOOC Limited, said “Due to the stringent management and control measures, as well as the extraordinary efforts of all employees, the Company has delivered a better-than-expected operating results in the first half of the year. Forging ahead, we will stay confident and determined, overcome the difficulties to strive to meet our annual targets and create greater value for our shareholders.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com